

EXHIBT 6: DESCRIPTION OF CONFLICTS OF INTEREST

There is a conflict of interest when:

(1)   Being paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

(2)   Being paid by obligors to determine credit ratings of the obligors.

(3)   Being paid by investors to determine a credit rating with respect to securities or money market instruments, where their investments transactions could be favorably or adversely impacted by the credit rating issued by the Nationally Recognized Statistical Rating Organization.

(4)   Allowing persons within the nationally recognized statistical ratings organization to directly own securities or money market instruments of, or having other direct ownership interests in, issuers or obligors subject to a credit rating determined by the nationally recognized statistical rating organization.

(5)   Allowing persons within the nationally recognized statistical ratings organization to receive a loan, credit, good, interest rate, service, or any business relationship from issuers or obligors subject to a credit rating determined by the Nationally Recognized Statistical Rating Organization, on more than an arms length ordinary course of business relationship.

(6)   When the director of analysis or the analyst, in the 12 months prior to the start of the rating process, has served as board member, management, or employee of the entity or issuer to be rated, or at any entity member of the same business group as the entity or issuer to be rated, or has had any business dealings that could create a conflict of interest with said entities or issuers.

(7)   Their spouse, partner, or any blood relative to the second degree of the director of analysis or the analyst, holds any management or senior management position in the entity or issuer to be rated. The familiar relationship to the second degree includes the parents, children, grandparents, siblings, and grandchildren of the employee.

(8)   A credit management personnel or analyst terminates their employment with HR Ratings and takes a position within the 12 months after the termination date with an issuer or entity rated by the credit rating agency, when the analyst has participated in the rating process as Credit Officer, Lead Analyst or part of the analysis team, or when the analyst takes a position with an structuring agent for a security, instrument or operation in whose ratings process such person has participated.